UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 22, 2024
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

Executive Summary

The High School Montagu Project consists of two (2) separate arrays located at the school's facility. The Montagu School array is a 49.5 kW DC rooftop solar installation, and the Montagu Huis Van Velden array is a 21.5 kW DC rooftop installation. Each array is paired with a 60kWh battery energy storage system ("BESS"). The school is located at 2 Kohler Street, Montagu, Cape Town, 6720 ("Project"). The Project will be connected "Behind the Meter" at the High School Montagu facility.

The Project has signed a Power Purchase Agreement ("PPA") with High School Montagu. The PPA obligates the Offtaker to purchase 100% of the energy produced by the Project. As compensation for the BESS, they will pay a fixed monthly amount for a period of 10 years.

Energea Portfolio 3 Africa LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $182,255.59 with a projected IRR of 11.10% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 Africa LLC
Project Location	Montagu, Cape Town, South Africa
Technology	Rooftop Solar and Battery Energy Storage System
System Size Montagu School Solar: Montagu School Battery: Montagu Huis Van Velden Solar: Montagu Huis Van Velden Battery:	50 kW AC / 49.5 kW DC 60 kWh 50 kW AC / 21.5 kW DC 60 kWh
Estimated Year 1 Production (Total) Montagu School Montagu Huis Van Velden	116.04 MWh 81.65 MWh 34.39 MWh
Coordinates	-33.7946988, 20.1239702
Roof Status	Verified by a third-party engineer
Project Status	Under Construction
Useful Equipment Life (Years)	25

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	High School Montagu
EPC Contractor	NTOZA Fishing (PTY) Limited
O&M Contractor	NTOZA Fishing (PTY) Limited
Roof Owner	High School Montagu
Asset Manager	The Sun Exchange (PTY) LTD ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	2,799,698 ZAR
Project Soft Costs	262,776 ZAR
Developer Fee	374,867 ZAR
Total Project Financing	3,437,340 ZAR
Debt Funding	N/A
Equity Funding	3,437,340 ZAR
Project Owner IRR	11.10% ($USD)

Project Review

Site

High School Montagu, the Offtaker, owns the property on which the Project will be installed. The rights to use the roof for a 20-year term has been secured through a Power Purchase Agreement. The BESS installation is a fixed monthly payment for a term of 10 years.

Montagu is a town in the Western Cape province of South Africa, located approximately 110 miles from Cape Town. The town was named after the former Secretary of the Cape Colony, John Montagu. The town is well known for its hot mineral springs and scenic mountains and is an agriculture center containing orchards and vineyards where they grow high quality produce and herbs. Montagu is known to be a very small and safe tourist-friendly town, making this a great location for the Project to be installed.

Design

NWE Consulting Engineers performed their roof inspection of the High School Montagu rooftops on October 5, 2023. During the inspection of the existing commercial rooftops, they confirmed that the timber frames, beams and columns can accommodate the additional loading of the proposed solar panels. They noted that the clay tiles and the corrugated sheeting showed signs of aging and may need to be replaced prior to the installation. After the Project is constructed, Origin CE will provide the final structural competence certificate in accordance with section 14 subsection (2A) of the NBR and Building Standards Act (1977).

The following table outlines the components that will be installed:

Huis Van Velden

Project Major System Components

Component Name	Manufacturer and Make	Unit Quantity	Energea Notes
Modules	JA Solar JAM72S30-550/MR (550W)	39	Tier 1 module manufacturer based in China
Inverters	Sunsynk (1) 50kW SUN-50K-SG01HP3-EU	1	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	Schletter Standard		One of the leading manufacturers in South Africa for solar mounting systems. In addition, this product has been used for several already constructed and operational assets through Sun Exchange.
Battery (BESS)	Freedom WON LiTE Home 80/64HV	1	A locally sourced and manufactured product in South Africa, but have also batteries installed in over 60 countries worldwide.

Montagu School

Project Major System Components

Component Name	Manufacturer and Make	Unit Quantity	Energea Notes
Modules	JA Solar JAM72S30-550/MR (550W)	90	Tier 1 module manufacturer based in China
Inverters	Sunsynk (1) 50kW SUN-50K-SG01HP3-EU	1	Their technical support systems are worldwide and provide high levels of service in South Africa due to their local distribution facilities.
Racking	Schletter Standard		One of the leading manufacturers in South Africa for solar mounting systems. In addition, this product has been used for several already constructed and operational assets through Sun Exchange.
Battery (BESS)	Freedom WON LiTE Home 80/64HV	1	A locally sourced and manufactured product in South Africa but have also batteries installed in over 60 countries worldwide.

Regarding Energy Production, the Montagu Huis Van Velden array is estimated to produce 34.39MWh's/year with a performance ratio of 77.1%. The Montagu School array is estimated to produce 81.65MWh/year with a performance ratio of 78.6%. Both projects are estimated to produce a total of 116.04 MWh/year.

Interconnection

The Project will be connected to the distribution network owned and operated by SSEG. The Project applied for interconnection with the Energy Management Department and obtained the pre-approval for the installation of the 50kW AC Montagu School and the 50kW AC Montagu Huis Van Velden Hostel on 11/15/2023.
Once the installation of the Project is finished, the Energy Management Department will witness the commissioning process and verify compliance of the system 7-days from the request of the service.

Offtaker

The town of Montagu was established in 1854 and the first small school built in 1858. As the town grew, a new high school known as "Kanonkop-kollege" was built in 1921. The current school building was commissioned in 1959 and has evolved into a facility that addresses all the needs of a modern school. Today, Montagu High School is a well-equipped school with a beautiful hostel, Huis van Velden, located in the countryside surrounded by the beautiful Cape Winelands and the Little Karoo. In 2022 Mr. Johan Benadie was appointed as the principal of Montagu High School. Currently the school accommodates 472 students and 22 staff members. Montagu High School strives to achieve excellence in all areas to ensure that every learner may develop his/her full potential to become a balanced individual who will make a positive contribution to the country.

The financial performance of the school's operation boasts a considerably positive outcome, having passed most of Energea's credit analysis test scenarios. With a positive EBITDA for the last three years, high liquidity ratios on the same period, low accrued liabilities, and 65 years of operation, all tested under audited financials, it was concluded that the Offtaker maintains a low risk profile, achieving an 8.13 out of 10.0 score in Energea's evaluation.

The Sun Exchange Trust and High School Montagu signed a Power Purchase Agreement (PPA) on August 2, 2023. This revenue agreement requires the Offtaker to make payments based on the full number of kilowatt-hours (kWh) produced by the Project per month plus a fixed price for the rental of the battery system for a shorter term of ten (10) years. The tariff is adjusted annually on the anniversary of the Commercial Operations Date ("COD") date. The main terms of the Agreement are listed below.

Power Purchase Agreement Main Terms

Solar PPA Contract Term	20 years
PPA Rate	2.60 ZAR per kWh+
Annual Solar PPA Adjustment	Consumer Price Index +2%
BESS Contract Term	10 years
BESS Rental Rate (total) Huis Van Velden Montagu School	12,018 ZAR 6,009 ZAR 6,009 ZAR

Engineering, Procurement and Construction ("EPC")

Ntoza Fishing has been selected as the EPC partner for the Project. Ntoza and Sun Exchange signed an EPC Contract on March 11, 2024. Sun Exchange and Energea have worked with Ntoza before on solar assets in Cape Town. Sun Exchange and Energea performed due diligence on the contractor, and confirmed they are capable of installing the Project based on their past experience and the company's current standing. Sun Exchange will also have a Project Manager and/or Engineer onsite during the installation process, providing oversight, especially during the key install phases, to ensure a quality outcome that meets Energea's stringent standards. Ntoza will hold a two (2) year technical warranty starting from the date of issuance of the Commercial Operation Date notice, which will cover all defects and issues that arise after the asset is energized. The projected COD date for this Project is June 17, 2024.

Insurance

During construction, Ntoza will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion. After COD and during operation, Sun Exchange will provide and maintain an All Risks Propriety and General Liability insurance for the project. In each case, Energea will be named as an additional insured under such policies.

O&M

The Operations and Maintenance ("O&M") services will be provided by Ntoza for the first two (2) years of operation. This service includes monitoring, reporting, module cleaning, preventative maintenance, savings calculations and any on-site IT or technical support. After the initial O&M term, the asset will be overseen and maintained by Energea and its subcontractors.

Financial Analysis

The resulting nominal IRR, in USD, of High School Montagu is projected to be 11.10%, with an estimated payback of 8 years, 3 months, and 10 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2033 (shown annually) are presented on Exhibit I - Forecasted Financial Statements.

Energea is acquiring 100.00% of the Project from the Sun Exchange.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from December 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen below. Value-Added Tax ("VAT") of 15,00% is assumed within the cost table below. Lastly, no interconnection cost is assumed by the Project.

Capital Expenditures Assumptions

Acquisition Costs	N/A	N/A

Solar Modules	261,071 ZAR	3.68 ZAR/Wdc
Solar Inverters	242,690 ZAR	3.42 ZAR/Wdc
Mounting Materials	125,179 ZAR	1.76 ZAR/Wdc
Electrical Materials	665,615 ZAR	9.37 ZAR/Wdc
Civil Materials	123,810 ZAR	1.74 ZAR/Wdc
Labor & Accommodations	259,524 ZAR	3.66 ZAR/Wdc
Battery	780,000 ZAR	10.99 ZAR/Wdc
Monitoring Equipment	119,048 ZAR	1.68 ZAR/Wdc
Others	222,762 ZAR	3.14 ZAR/Wdc
Hard Costs	2,799,698 ZAR	39.43 ZAR/Wdc

Basic Studies and Executive Project	23,000 ZAR	0.32 ZAR/Wdc
Commission	10,290 ZAR	0.14 ZAR/Wdc
Contingency	50,581 ZAR	0.71 ZAR/Wdc
Interconnection Consultants	8,000 ZAR	0.11 ZAR/Wdc
Legal Fees	20,000 ZAR	0.28 ZAR/Wdc
Marketing Channels	22,500 ZAR	0.32 ZAR/Wdc
Engineering	76,500 ZAR	1.08 ZAR/Wdc
Spare Parts	51,905 ZAR	0.73 ZAR/Wdc
Soft Costs	262,776 ZAR	3.70 ZAR/Wdc

Developer Fees	374,867 ZAR	5.28 ZAR/Wdc

Total CapEx (All-In)	3,437,340 ZAR	48.41 ZAR/Wdc
Total CapEx (All-In)	182,256 USD	2.57 USD/Wdc

Revenue

The source of the Project's revenue originates from a 20-year term PPA with the Offtaker for a fixed $/kWh produced, readjusted annually on the anniversary of the COD by the ZAR CPI rate, plus a 2% spread. The average customer savings during the period is estimated to be of 14.06%.

Additionally, the Project makes use of a battery within its configuration, providing load-shedding protection to the Offtaker and creating a more stable electricity supply. For this reason, there is an inclusion amounting a fixed 12,018.00 ZAR per month, readjusted yearly, charged for the first 10 years of the PPA revenue contract.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of its contractual obligations, the aggregate work of all the required operations and maintenance for the project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as a 31.46% rake off the collected revenue in the project.

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the Project's available documentation. The most relevant documents are listed below:

1.     Power Purchase Agreement
2.     EPC Contract

Power Purchase Agreement Summary

Contract	Power Purchase Agreement, as amended
Signature Date	August 7th, 2023
Parties	The Sun Exchange (SA) Bewind Trust - As "Seller" High School Montagu - As "Buyer"
Duration	9 years and 11 months from the Signature Date, with the option to renew for a further period of 9 years and 11 months
Object
Seller grants the Buyer a non-transferable right to use the Solar Facility in order to draw Generated Energy, located at 2 Kohler Street, Montagu, Cape Town, 6720.
The obligation of the Buyer to pay for Generated Energy is a "take-or-pay" obligation and the Buyer shall pay the Seller the monthly Solar Fees in respect of the Generated Energy for the full Duration, irrespective of whether the Buyer consumes all or any of the Generated Energy.

Solar Fee	2.65 per kWh
BESS Usage Fee	12,000 per month
Escalation Rate	CPI + 2%
Escalation Frequency and Date	Annually on the anniversary of the PPA Start Date (date communicated by the Seller to the Buyer in writing as the date upon which the use of the Solar Facility will begin)
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two percent) per month
Currency	South African Rand
Insurance
Seller shall insure the asset from the PPA Start Date for an amount equal to the full insurable value of the Solar Facility, the premiums and any increases payable in respect of such insurance being for the account of the Buyer.

Voluntary Buy-Out Option	Buyer has the option, during each Option Window Period, to purchase the Solar Facility from the Seller for the Buy-Out Price.
Termination Buy-Out
The Buyer grants the Seller the irrevocable option to compel the Buyer to acquire the Solar, which option may only be exercised by the Seller at the termination of the PPA, for any reason whatsoever, including but not limited to the cancellation of the PPA pursuant to the Buyer's breach.

Dispute Resolution	Arbitration

EPC Contract

Contract	EPC Contract including Long Term Performance Tests
Date	March 11th, 2024
Parties	Sun Exchange (PTY) Limited - As Customer Ntoza Fishing (PTY) Limited - As Contractor
Term	2 years from the Commercial Operation Date
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical reticulation and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 71 kWp of the installed modules and 160/128 kWh, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical reticulation.

Construction Contract Price	R 2,858,602.38 (exclusive of VAT)
Rate Fluctuation	Should the ZAR/USD forex rates fluctuate by more than 5% before NTP, the Contractor shall be required to reprice the Construction Contract Price in accordance with the forex rate fluctuation.
O&M Scope of Works	The Contractor shall provide Operation and Maintenance Services, from the COD and until the achievement of Final Completion.
O&M Contract Price	R 76,666.67 total (exclusive of VAT), to be paid in equal and quarterly payments.
Delay Liquidated Damages	If Contractor fails to complete the works by the due date, the Contractor shall pay the Customer Delay Liquidated Damages.
Performance Liquidated Damages	If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor shall pay the Customer Performance Liquidated Damages.
Warranty Period	2 years starting from the date of issuance of the COD Notice
Performance Guarantee
As a condition to achieving the COD, the Contractor shall obtain and deliver (at its cost) to the Customer a Performance Guarantee as security for its proper performance of its obligations, in an amount no less than 5% (five percent) of the Construction Contract Price.

Governing Law	South Africa
Disputes Resolution	Arbitration

Documentation Checklist

Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Power Purchase Agreement	X
	Incentives	X
EPC	Construction Set	X
	Equipment Warranties	X
	Equipment Qualifications	X
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement	X
	Asset Management Agreement	X
Investment	Project Model	X

The Investment Committee members have performed the necessary review of the Project and hereby approve the High School Montagu Project for investment by the Portfolio.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: July 22, 2024

Exhibit I

Forecasted Financial Statements

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Assets
Current assets:
Cash and cash equivalents	R 33,448	R 35,685	R 38,071	R 40,616	R 43,331	R 46,228	R 49,317	R 52,612	R 56,128	R 59,877
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	33,448	35,685	38,071	40,616	43,331	46,228	49,317	52,612	56,128	59,877
Property and equipment	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340
Depreciation	(171,867)	(515,601)	(859,335)	(1,203,069)	(1,546,803)	(1,890,537)	(2,234,271)	(2,578,005)	(2,921,739)	(3,265,473)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 3,298,922	R 2,957,424	R 2,616,076	R 2,274,888	R 1,933,869	R 1,593,031	R 1,252,386	R 911,948	R 571,729	R 231,744

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340	3,437,340
Retained earnings	(138,419)	(479,916)	(821,264)	(1,162,453)	(1,503,472)	(1,844,310)	(2,184,954)	(2,525,393)	(2,865,612)	(3,205,596)
Total stockholders' equity	3,298,922	2,957,424	2,616,076	2,274,888	1,933,869	1,593,031	1,252,386	911,948	571,729	231,744
Total liabilities and stockholders' equity	R 3,298,922	R 2,957,424	R 2,616,076	R 2,274,888	R 1,933,869	R 1,593,031	R 1,252,386	R 911,948	R 571,729	R 231,744

CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Gross revenue	R 246,282	R 528,613	R 564,101	R 601,969	R 642,373	R 685,485	R 731,485	R 780,566	R 832,934	R 888,808
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	246,282	528,613	564,101	601,969	642,373	685,485	731,485	780,566	832,934	888,808
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	77,480	166,302	177,466	189,379	202,091	215,654	230,125	245,566	262,041	279,619
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	77,480	166,302	177,466	189,379	202,091	215,654	230,125	245,566	262,041	279,619
Income from operations	168,801	362,311	386,635	412,589	440,283	469,831	501,360	535,000	570,893	609,189
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(171,867)	(343,734)	(343,734)	(343,734)	(343,734)	(343,734)	(343,734)	(343,734)	(343,734)	(343,734)
Income before provision for income taxes	(3,066)	18,577	42,901	68,855	96,549	126,097	157,626	191,266	227,159	265,455
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	R (3,066)	R 18,577	R 42,901	R 68,855	R 96,549	R 126,097	R 157,626	R 191,266	R 227,159	R 265,455

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Cash flows from operating activities
Net income	R (3,066)	R 18,577	R 42,901	R 68,855	R 96,549	R 126,097	R 157,626	R 191,266	R 227,159	R 265,455
Adjustments in net income:
Depreciation and amortization	171,867	343,734	343,734	343,734	343,734	343,734	343,734	343,734	343,734	343,734
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	168,801	362,311	386,635	412,589	440,283	469,831	501,360	535,000	570,893	609,189
Cash flows from investing activities
Purchases of property and equipment, net	(3,437,340)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(3,437,340)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	3,437,340	0	0	0	0	0	0	0	0	0
Distributions paid to investors	(135,353)	(360,075)	(384,249)	(410,044)	(437,568)	(466,935)	(498,270)	(531,704)	(567,378)	(605,440)
Net cash used in financing activities	3,301,987	(360,075)	(384,249)	(410,044)	(437,568)	(466,935)	(498,270)	(531,704)	(567,378)	(605,440)

Net increase (decrease) in cash	33,448	2,236	2,386	2,545	2,715	2,896	3,089	3,295	3,515	3,749
Cash at beginning of the period	0	33,448	35,685	38,071	40,616	43,331	46,228	49,317	52,612	56,128
Cash at end of the period	R 33,448	R 35,685	R 38,071	R 40,616	R 43,331	R 46,228	R 49,317	R 52,612	R 56,128	R 59,877